Exhibit 2.2
***Text omitted pursuant to
Item 601(a)(6) of Regulation S-K.

LETTER OF UNDERTAKING
THIS LETTER OF UNDERTAKING (THIS “LETTER”) IS DATED SEPTEMBER 27, 2019, AND MADE BY:
CHINA THREE GORGES CORPORATION, a company lawfully incorporated and validly existing in accordance with the laws of the People’s Republic of China (“PRC”), having its registered office at No.1 Yuyuantan South Road, Haidian District, Beijing, PRC (“CTG”); and
CHINA THREE GORGES CONSTRUCTION MANAGEMENT CO., LTD., a company lawfully incorporated and validly existing in accordance with the laws of the PRC, having its registered office at 5th Floor, Tower B, No.1 Yuyuantan South Road, Haidian District, Beijing, PRC (“CTGCM”, each of CTG and CTGCM a “Shareholder” and collectively the "Shareholders").
ATTENTION:
Sempra Energy International Holdings, N.V., a private limited liability company (naamloze vennootschap) existing under the Laws of Netherlands (the "Seller").
Capitalized terms used but not defined herein shall have the meanings given to such terms in the Purchase and Sale Agreement (as defined below).
BACKGROUND:

(a)As of the date of this Letter, CTG holds or beneficially owns and holds all voting rights to 12,742,229,292 ordinary shares (the "Shares") in China Yangtze Power Co., Limited, a public company limited by shares incorporated in the PRC, with registered address at Tower B, No.1 Yuyuantan South Road, Haidian District, Beijing, PRC and listed on the Shanghai Stock Exchange with stock code of [600900] ("CYPC"), comprising 57.92% of the issued share capital of CYPC, and CTGCM holds or beneficially owns and holds all voting rights to 880,000,000 Shares, comprising 4% of the issued share capital of CYPC;

(b)As of the date of this Letter, the Shareholders collectively hold 13,622,229,292 Shares, comprising 61.92% of the issued share capital of CYPC (the "Committed Shares"). For the avoidance of doubt, any additional Shares in CYPC that the Shareholders may acquire after the date of this Letter (including by way of stock dividend or distribution or any change in the Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like) will be deemed Committed Shares and subject to the terms of this Letter;

(c)China Yangtze Power International (Hongkong) Co., Limited, a wholly-owned subsidiary of CYPC (the "Purchaser"), and the Seller have entered into that certain Purchase and Sale Agreement of even date herewith (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, "Purchase Agreement") pursuant to which the Purchaser has agreed to purchase from the Seller, all of the issued and outstanding capital stock of Sempra Americas Bermuda Ltd., a limited liability company existing under the Laws of Bermuda and 50.0000006899578% of the issued and outstanding capital stock of Peruvian Opportunity Company S.A.C., a closely held corporation existing under the Laws of Peru (the "Contemplated Transaction");

(d)CYPC wishes to secure sufficient support of the shareholders of CYPC for the Contemplated Transaction and the Shareholders are willing to support the Contemplated Transaction by voting or causing to be voted all of the Committed Shares in favour of the Contemplated Transaction as further set out in this Letter;

(e)CTG intends to ensure that the Seller receives assurances acceptable to Seller of Purchaser’s obligations under the Purchase Agreement, as provided herein.

THE SHAREHOLDERS AGREE AS FOLLOWS:

1  IRREVOCABLE UNDERTAKING
1.1  Subject to the other provisions of this Letter, each of the Shareholders hereby irrevocably and unconditionally undertakes to:
during the period commencing on the date hereof and continuing until termination of this Letter in accordance with its terms, at the shareholder meeting and any other meeting of the shareholders of CYPC called to seek approval of the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Contemplated Transaction, however called, including any adjournment or postponement thereof, appear at such meeting or otherwise cause the Committed Shares together with any other Shares and other voting securities of the Purchaser if any, of which any Shareholder becomes the holder/and or acquires beneficial ownership after the date hereof (the “Securities”) to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) the Securities, in favor of the approval of the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Contemplated Transaction.

1.2  Each of the Shareholders hereby confirms and represents to the Seller that:
(a)it has the requisite power to agree to all of the matters set forth in this Letter and has the full authority to vote all the Securities it holds or beneficially owns, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Letter;

(b)it holds (and will hold as of the date of the shareholder meeting) full legal and beneficial title to the Committed Shares set forth opposite the Shareholder’s name set out in Schedule 1, constituting its entire shareholding at the date of this Letter;

(c)it has and will have at all times through the termination of this Letter full legal power to vote the Committed Shares, sole voting power, sole power of disposition, sole power to demand, and sole power to issue instructions with respect to the matters set forth in Article 1 hereof, and sole power to agree to all of the matters set forth in this Letter, in each case with respect to the Committed Shares set forth opposite the Shareholder’s name on Schedule 1 and any other Securities, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Letter;

(d)it has full legal power to agree to all of the matters set forth in this Letter and there are no applicable restrictions or limitations pertaining thereto, the terms of which relate to or could give rise to the Transfer (as defined below) of any Committed Shares or would affect in any way the ability of the Shareholder to perform its obligations as set out in this Letter. The Shareholders have not appointed or granted any proxy that would materially impair the ability of the Shareholders to perform their obligations under this Letter;

(e)it has the legal capacity and authority to enter into this Letter and to perform all of its obligations under this Letter. This Letter has been duly and validly executed and delivered by the Shareholders and constitutes a valid and binding obligation of the Shareholders, enforceable against the Shareholders in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity;

(f)none of the execution and delivery of this Letter by the Shareholders, the consummation by the Shareholders of any of the transactions contemplated hereby or compliance by the Shareholders with any of the provisions hereof (i) conflicts with or results in any breach of any organizational documents of the Shareholders, (ii) violates any Law applicable to the Shareholders or any of the Shareholders’ properties or assets, (iii) results in or constitutes (with or without notice or lapse of time or both) any breach of or default under, or result in the creation of any lien or encumbrance or restriction on, the Shareholders or any of the Securities of the Shareholders, including pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each Shareholder is a party or by which any of the Securities held by the Shareholders is bound or (iv) except for the requirements of applicable securities Laws and the rules and regulations of the Shanghai Stock Exchange, requires any filing with, or permit, authorization, consent or approval of, any Governmental Authority, except in the case of clauses (ii) and (iii) where any such item would not, individually or in the aggregate, materially impair the ability of the Shareholder to perform its obligations under this Letter. There is no beneficiary, trustee or holder of a voting trust certificate or other interest in the Shareholders whose consent is required for the execution and delivery of this Letter or the performance by the Shareholders of their obligations hereunder that has not been obtained; and

(g)there is no action or claim pending against or, to the knowledge of the Shareholders, threatened against the Shareholders, that would have or reasonably be expected to have a material impairment or material adverse effect on the ability of the Shareholders to perform its obligations hereunder or to consummate the transactions contemplated hereby.

1.3 The Shareholders hereby agree that, during the period commencing on the date hereof and continuing until this Letter is terminated in accordance with its terms, the Shareholders shall promptly (and in any event within two (2) Business Days) notify the Seller of the number of any additional Securities that are acquired or that come to be beneficially owned by the Shareholders after the date hereof, except to the extent that such Securities are received pursuant to a distribution or other transaction that is publicly announced by the Seller.

2 TRANSFER COVENANTS
Each of the Shareholders shall irrevocably and unconditionally agree to not, unless with the prior written consent of the Seller, before the shareholders meeting of CYPC regarding the Contemplated Transaction:
(a)offer for sale, sell, transfer, tender, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, assignment or other disposition of (collectively, “Transfer”), any or all of the Securities the Shareholder holds or beneficially owns or has any interest therein, (A) except as provided in Section 1.1 hereof or, (B) unless each Person to which any of such Securities is or may be Transferred, shall have: (1) executed a counterpart of this Agreement and (2) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Letter;

(b)grant any proxy or power of attorney with respect to any of the Securities the Shareholder holds or beneficially owns, or deposit any of the Securities the Shareholder holds or beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such Securities, in each case except as provided in this Letter; or

(c)take any other action that would prevent or materially impair the Shareholder from performing any of its obligations under this Agreement or that would make any representation or warranty of the Shareholder hereunder untrue or incorrect or have the effect of preventing or materially impairing the performance by the Shareholder of any of its obligations under this Letter.

3 COVENANTS WITH RESPECT TO GUARANTEE
As promptly as reasonably practicable (but no more than forty five (45) calendar days after the date hereof (the “ Long-Stop Date”), CTG shall ensure that its wholly-owned subsidiary China Three Gorges International Corporation (“CTGI”) duly executes and delivers to Seller a guarantee in the form attached as Exhibit A hereto in the amount of US$ 2,222,928,000 (the “CTGI Guarantee”); provided, however, that if by the Long Stop Date, CTGI has not delivered a duly executed CTGI Guarantee, CTG shall forthwith and in any event within two (2) Business Days from the Long Stop Date, deliver to Seller a Standby Letter of Credit reasonably acceptable to Seller having a stated amount equal to US$ 3,590,000,000 which Standby Letter of Credit shall remain valid and in full force and effect until the earlier of the Closing Date and the termination of the Purchase Agreement pursuant to the terms thereof.

For purposes of this Section, “Standby Letter of Credit” means an irrevocable stand-by letter of credit from a commercial bank that is a lender or a member of the US Federal Reserve System, is organized under the laws of the United States or any State (or the District of Columbia) thereof, or a US branch of a non-US bank, in each case that has (x) an international corporate credit rating (global scale) by Standard and Poor's (S&P) or Moody's of at least “A-” and (y) total assets of at least US$100,000,000,000 (the foregoing Standby Letter of Credit may be provided by a syndicate of banks so long as each qualifies under subsections (x) and (y) of this paragraph), reasonably acceptable to Seller.

4 MISCELLANEOUS
4.1 Each of the Shareholders confirms that it is aware of and shall strictly comply with the applicable corporate and securities laws and stock exchange regulations, including in particular with respect to the prohibition to trade in securities when in possession of inside information and to the dispersion of inside information.

4.2 The Letter shall terminate immediately (a) upon the Closing or (b) upon termination of the Purchase Agreement, whichever occurs first.
4.3 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Letter and to enforce specifically the terms and provisions hereof in the federal courts of the United States of America located in the City of New York, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each party hereby waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief to which they are entitled at law or in equity, without the requirement to post bond or other security.
4.4 Governing Law. THIS AGREEMENT AND ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTION SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA.
4.5 Arbitration. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, (a “Dispute”) shall be referred to and finally resolved by arbitration in accordance with the current Rules of Arbitration (the “Rules”) of the International Chamber of Commerce (the “ICC”). The arbitration shall be decided by three arbitrators selected in accordance with the Rules. The seat of arbitration shall be New York, New York, United States of America. The language of the proceedings shall be English. The arbitral tribunal is empowered to award any type of damages, including consequential and punitive damages.
4.6 Waiver of Sovereign Immunity. Each party hereby agrees that the execution, delivery and performance by it of this Letter constitutes private and commercial acts done for private and commercial purposes. As such, each party hereby consents to any relief and the issue of any process in any proceeding related to this Letter, including any proceeding to enforce or execute upon a judgment or award arising out of or related to this Letter; and, in any proceeding related to this Letter, each party hereby irrevocably and unconditionally waives and agrees not to plead any immunity that it, or its property or assets (irrespective of their use or intended use), has or may hereafter acquire by virtue of its relationship with, or possible congruence with, any sovereign or sovereign entity, or sovereign’s agents, representatives, employees or other individuals (such as immunity from service of process, immunity from the jurisdiction of any court or immunity from order or attachment of a court), including, for the avoidance of doubt, prejudgment attachment. For the purposes of this provision, “assets” shall be taken as excluding “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of such party.
4.7 Assignment; Successors. This Letter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign (by contract, stock sale, operation of Law or otherwise) either this Letter or any of its rights, interests, or obligations hereunder without the express prior written consent of the other parties, and any attempted assignment, without such consent, shall be null and void.

4.8 Amendment; and Waiver. This Letter may not be amended, supplemented or otherwise modified except in a written instrument executed by each of the parties. No waiver by any of the parties of any default, misrepresentation, or breach of any representation, warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party sought to be charged with such waiver.

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[Signature Page to the Letter of Undertaking]

IN WITNESS WHEREOF, each of the Shareholders has, through its duly authorized representative, executed this Letter of Undertaking on the date first above written.

China Three Gorges Corporation

/s/ Dingming Zhang
Name: Dingming Zhang
Title: Vice President

Agreed and Accepted
As of the date first set forth above:

SELLER:
Sempra Energy International Holdings, N.V.

By:	/s/ Jack van Eijk
Name:	Jack van Eijk
Title: Managing Director A

By:	/s/ Dirk van Slooten
Name:	Dirk van Slooten
Title: Managing Director B

[Signature Page to the Letter of Undertaking]

IN WITNESS WHEREOF, each of the Shareholders has, through its duly authorized representative, executed this Letter of Undertaking on the date first above written.

China Three Gorges Construction Management Co., Ltd.

/s/ Wenhao Hong
Name: Wenhao Hong
Title: Chairman

Agreed and Accepted
As of the date first set forth above:

SELLER:
Sempra Energy International Holdings, N.V.

By:	/s/ Jack van Eijk
Name:	Jack van Eijk
Title: Managing Director A

By:	/s/ Dirk van Slooten
Name:	Dirk van Slooten
Title: Managing Director B

1Shareholders

Shareholder	Shareholding[1]
China Three Gorges Corporation	12,742,229,292	representing 57.92%
China Three Gorges Construction Management Co., Ltd.	880,000,000	representing 4%

Total/合计	13,622,229,292	representing 61.92%

1 As per the date of this Letter

2 Details for notices

Shareholders’ details:

China Three Gorges Corporation
Address:	No.1 Yuyuantan South Road, Haidian District, Beijing, People’s Republic of China
Attention:	Dingming Zhang, Vice President
E-mail:	[***]@ctg.com.cn
With copy to (such copy not constituting Notice):	Long Zhang [***]@ctg.com.cn

China Three Gorges Construction Management Co., Ltd.
Address:	5th Floor, Tower B, No.1 Yuyuantan South Road, Haidian District, Beijing, People’s Republic of China
Attention:	Wenhao Hong
E-mail:	[***]@ctg.com.cn
With copy to (such copy not constituting Notice):	Long Zhang [***]@ctg.com.cn

Seller's details:

Sempra Energy International Holdings, N.V.
Address:	Muiderstraat 3, 1011 PZ Amsterdam, The Netherlands
Attention:	Carlos Mauer (Managing Director A)
E-mail:	[***]@SempraGlobal.com
With copy to (such copy not constituting Notice):	[***]@SempraGlobal.com [***]@SempraGlobal.com